UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

CORBIN MULTI-STRATEGY FUND, LLC

(Name of Subject Company (Issuer))

CORBIN MULTI-STRATEGY FUND, LLC

(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

December 23, 2021

(Date Tender Offer First Published,
Sent or Given to Security Holders)

  [   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [   ] third-party tender offer subject to Rule 14d-1.

  [X] issuer tender offer subject to Rule 13e-4.

  [   ] going-private transaction subject to Rule 13e-3.

  [   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on December 23, 2021 by Corbin Multi-Strategy Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to repurchase shares of limited liability company interest in the Fund ("Shares") in an aggregate amount up to $19,942,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C, respectively, to the Statement on December 23, 2021.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Members") that desired to tender Shares, or a portion thereof, for repurchase were required to submit their tenders by 11:59 p.m., Eastern Time, on January 25, 2022.

2. As of January 25, 2022, twelve (12) Members validly tendered Shares and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of March 31, 2022 in the amount of $962,422.41 for Class I.

4. Twelve (12) Members of Class I, whose tenders were accepted for repurchase by the Fund, tendered their entire Shares in the Fund; therefore, the Fund paid to the Members at least 95% of the Members' unaudited net asset value of the Shares tendered (the "Initial Payment"). The Fund also paid the Members a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Shares tendered and repurchased as of March 31, 2022 (as adjusted based upon the annual audit of the Fund's financial statements) over (2) the Initial Payment. The Post-Audit Payment was paid promptly after the completion of the Fund's annual audit, which occurred at the end of May 2022. An Initial Payment in the amount of at least 95% of the Members' unaudited net asset value of the Shares tendered was wired to the accounts designated by such Members in their respective Letters of Transmittal on May 10, 2022.

Except as specifically provided herein, the information contained in the Statement, Offer and the related Letter of Transmittal previously filed on December 23, 2021 (collectively, the "Tender Offer Materials") remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 12(a).	Exhibits

Not applicable.

Item 12(b).	Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CORBIN MULTI-STRATEGY FUND, LLC

By:	/s/ Steve Carlino
Name:	Steve Carlino

Title:	Treasurer

August 9, 2022

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Table